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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13d-2(a)



                                ATEC Group, Inc.
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                                (Name of Issuer)

                         Common Stock - $0.01 par value
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                         (Title of Class of Securities)

                                   00206X 604
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                                 (CUSIP Number)


                             David I. Beckett, Esq.
                                 General Counsel
                         Applied Digital Solutions, Inc.
                          400 Royal Palm Way, Suite 410
                            Palm Beach, Florida 33480
                               Tel: (561) 366-4800
                               Fax: (561) 366-0002
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                October 31, 2000
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                         (Continued on following pages)
                              (Page 1 of 11 Pages)

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
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CUSIP No. 00206X 604              Schedule 13D                Page 2 of 11 Pages
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1)        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Applied Digital Solutions, Inc.                         43-1641533

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2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)      |_|
                                                                    (b)      |_|
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3)        SEC USE ONLY

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4)        SOURCE OF FUNDS*

          00
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5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                      |_|
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6)        CITIZENSHIP OR PLACE OF ORGANIZATION

          Missouri
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                         7        SOLE VOTING POWER                    1,298,640
NUMBER OF SHARES         -------------------------------------------------------
BENEFICIALLY             8        SHARED VOTING POWER                       None
OWNED BY EACH            -------------------------------------------------------
REPORTING                9        SOLE DISPOSITIVE POWER               1,298,640
PERSON WITH              -------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER                  None
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11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,298,640 shares of Common Stock
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12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |_|
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13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.1%*
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14)       TYPE OF REPORTING PERSON*

          CO
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* Share ownership  numbers and percentages  are  approximations  for the reasons stated in Item 5 of this Schedule 13D. The reporting person is the beneficial owner of all of the reported shares although record ownership varies.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 00206X 604              Schedule 13D                Page 3 of 11 Pages
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Item 1.  Security and Issuer.

     This Statement on Schedule 13D (the "Schedule 13D") relates to shares of Common Stock, par value $0.01 per share (the "Shares"), of ATEC Group, Inc., a Delaware corporation ("ATEC" or the "Company"). The principal executive offices of ATEC are located at 69 Mall Drive, Commack, New York 11725.

Item 2.  Identity and Background.

     (a)-(c), (f) The name, state of incorporation and business address of the person filing this statement (the "Reporting Person") is:

     Applied Digital Solutions, Inc., a Missouri corporation
     400 Royal Palm Way,
     Suite 410 Palm Beach, Florida 33480

     Applied Digital Solutions is a leading edge, single-source provider of e-business solutions. The company differentiates itself in the marketplace by enabling e-business through Computer Telephony Internet Integration (CTII) (the integration of computer, telecom and the Internet). The company's goal is to be a single source e-business provider that mid-size companies can turn to for intelligently connecting their business processes via telephone or computer, with their customers, suppliers and partners to deliver the results expected from the emerging e-business market. The Reporting Person's services integrate Web front-end applications with back-end enterprise resources either by telephone, computer/software or both. Applied Digital Solutions provides end to end solutions that enable e-business optimization while powering e-business initiatives through intelligent collaboration and customer interaction.

     Information relating to the directors and executive officers of the Reporting Person is contained in Appendix A attached hereto and is incorporated herein by reference.

     (d) and (e) Neither the Reporting Person nor, to the best of its knowledge, any of the persons listed in Appendix A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

     The Reporting Person acquired an interest in the Shares in connection with the execution of a stock purchase agreement (see Item 5 below) pursuant to which the Reporting Person will acquire the Shares from the current holders thereof, Surinder Rametra and Nirmala Rametra. Pursuant to the stock purchase agreement, the Reporting Person will issue shares of its own common stock upon consummation of the stock purchase agreement in payment of the full purchase price thereunder. No other financing is required to effect the transaction.

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CUSIP No. 00206X 604              Schedule 13D                Page 4 of 11 Pages
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Item 4.       Purpose of Transaction.

     The Reporting Person entered into a Stock Purchase Agreement with Surinder Rametra and Nirmala Rametra dated as of October 27, 2000 (together with a letter from Surinder Rametra and Nirmala Rametra dated the same date, the "Purchase Agreement"), a copy of which is attached as an exhibit hereto and hereby incorporated herein by reference. The Reporting Person entered into the Purchase Agreement with the intent of acquiring a significant financial stake in the Issuer. In connection with the execution of the Purchase Agreement, the Issuer appointed a representative of the Reporting Person to the Issuer's Board of Directors, and also appointed two other independent directors approved by the Reporting Person. Consummation of the Purchase Agreement is contingent upon the effectiveness of a registration statement with respect to shares of the Reporting Person to be issued in connection with such consummation. As a result of the transaction, each share of common share of the Issuer being acquired will be exchanged for $7.00 worth of the Reporting Person's common stock.

     Also on October 27, 2000, Surinder Rametra and Nirmala Rametra executed an irrevocable proxy (the "Proxy") providing the Reporting Person with the right to vote the Shares of Common Stock to be acquired by the Reporting Person pending the closing.

     The Purchase Agreement includes the right of the Reporting Person to acquire up to an additional 342,000 shares of common stock of the Issuer from Surinder Rametra prior to January 31, 2001, by causing Surinder Rametra to exercise additional stock options that he holds and then sell such shares to the Reporting Person.

Item 5.       Interest in Securities of the Issuer.

     (a) and (b). As of October 27, 2000, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, the Reporting Person may be deemed to have beneficial ownership of 1,298,640 shares of Common Stock of the Issuer pursuant to the Purchase Agreement, constituting approximately 16.1% of the outstanding shares of Common Stock of the Issuer (based on (i) 7,347,689 shares of Common Stock outstanding on September 20, 2000, and (ii) the issuance of 705,000 shares of Common Stock to Surinder Rametra upon exercise of certain stock options prior to the Closing and pursuant to the Purchase Agreement). Including the additional 342,000 shares of Common Stock that may be acquired by the Reporting Person following the exercise of other stock options held by Surinder Rametra and the sale thereof to the Reporting Person pursuant to the Purchase Agreement, the percentage of the Common Stock that the Reporting Person may be deemed to have beneficial ownership of would be 19.5%. Upon execution of the Purchase Agreement and delivery of the Proxy in connection therewith, the Reporting Person obtained the sole power to vote such shares of Common Stock. Unless and until the Closing under the Purchase Agreement occurs and the Reporting Person receives the Shares, the Reporting Person will not have the sole or any shared power to dispose or to direct the disposition of any Common Stock.

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial

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CUSIP No. 00206X 604              Schedule 13D                Page 5 of 11 Pages
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owner of the Common Stock  referred to herein for  purposes of Section  13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (c) Except as set forth in this Item 5, to the best knowledge of the Reporting Person, neither the Reporting Person nor any director or executive officer of the Reporting Person and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.

     (d) Unless and until the Closing under the Purchase Agreement occurs and the Reporting Person receives the Common Stock, none of the Reporting Person or any of its designees will have any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     As described above, on October 27, 2000, Surinder Rametra and Nirmala Rametra executed the Proxy providing the Reporting Person with the right to vote the Shares of Common Stock to be acquired by the Reporting Person pending the closing. A copy of the Proxy is attached hereto as an exhibit and incorporated herein by this reference.

Item 7.  Material to be Filed as Exhibits.

     Attached hereto or incorporated herein as exhibits are the following documents:

1. Stock Purchase Agreement by and between Applied Digital Systems, Inc. and Surinder Rametra and Nirmala Rametra dated as of October 27, 2000.

2. Letter dated October 27, 2000 from Surinder Rametra and Nirmala Rametra to Applied Digital Solutions, Inc.

3. Irrevocable Proxy of Surinder Rametra and Nirmala Rametra dated as of October 27, 2000.

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CUSIP No. 00206X 604              Schedule 13D                Page 6 of 11 Pages
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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 2000

                                                 Applied Digital Solutions, Inc.

                                                 By: /s/ David A. Loppert
                                                    ----------------------------
                                                    Name:  David A. Loppert
                                                    Title: Vice President, Chief
                                                           Financial Officer

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CUSIP No. 00206X 604              Schedule 13D                Page 7 of 11 Pages
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                                   Appendix A

               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                   OFFICERS OF APPLIED DIGITAL SOLUTIONS, INC.

     Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Applied Digital Solutions, Inc. The principal address of Applied Digital Solutions, Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 400 Royal Palm Way, Suite 410, Palm Beach, Florida 33480. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with Applied Digital Solutions, Inc.

         Name and Current         Present Principal Occupation or Employment;
         Business Address     Material Positions Held During the Past Five Years
         ----------------     --------------------------------------------------

Arthur F. Noterman            Mr. Noterman,  a Chartered Life  Underwriter,  has
                              served as a  Director  since  February  1997,  and
                              serves  on the  Audit  Committee  of the  Board of
                              Directors of the  Company.  An operator of his own
                              insurance  agency,  Mr.  Noterman is a  registered
                              NASD broker  affiliated  with a Chicago,  Illinois
                              registered  broker/dealer.  Mr. Noterman  attended
                              Northeastern  University  from  1965 to  1975  and
                              obtained   the   Chartered    Life    Underwriters
                              Professional  degree  in 1979  from  The  American
                              College, Bryn Mawr, Pennsylvania.

Constance K. Weaver           Ms. Weaver,  was elected to the Board of Directors
                              in July 1998 and  serves on the  Compensation  and
                              Audit  Committees of the Board of Directors of the
                              Company.  From 1996 to the present, Ms. Weaver has
                              been  Vice  President,   Investor   Relations  and
                              Financial  Communications  for  AT&T  Corporation.
                              From 1995  through  1996 she was Senior  Director,
                              Investor  Relations and  Financial  Communications
                              for Microsoft  Corporation.  From 1993 to 1995 she
                              was Vice President,  Investor Relations,  and from
                              1991  to  1993  she  was   Director   of  Investor
                              Relations, for MCI Communications, Inc. Ms. Weaver
                              is a  director  of  Primark  Corporation  and  the
                              National Investor Relations  Institute (NIRI). She
                              earned  a  Bachelor  of  Science  degree  from the
                              University   of  Maryland  in  1975.

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CUSIP No. 00206X 604              Schedule 13D                Page 8 of 11 Pages
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         Name and Current         Present Principal Occupation or Employment;
         Business Address     Material Positions Held During the Past Five Years
         ----------------     --------------------------------------------------

Richard S. Friedland          Mr.  Friedland,   was  elected  to  the  Board  of
                              Directors  in October  1999 and is Chairman of the
                              Audit  Committee  and  serves on the  Compensation
                              Committee   of  the  Board  of  Directors  of  the
                              Company. He was previously associated with General
                              Instrument Corporation. During his 19-year tenure,
                              he held  various  executive  positions,  including
                              Chief  Financial  Officer,   President  and  Chief
                              Operating  Officer.  In  1995,  he  was  appointed
                              Chairman of the Board and Chief Executive Officer.
                              Mr.  Friedland  currently  serves on the boards of
                              Tech-Sym   Corporation,   Zilog,  Inc.  and  Video
                              Network Communications, Inc., as well as several development stage companies. He earned a Bachelor of Science degree in Accounting from Ohio State
                              University  in  1972  and  a  Master  of  Business
                              Administration degree from Seton Hall University in 1985.

Richard J. Sullivan           Mr.   Sullivan,   was  elected  to  the  Board  of
                              Directors,  and named Chief Executive Officer,  in
                              May  1993.  He was  appointed  Secretary  in March
                              1996. He is a member of the Compensation Committee
                              of the  Board of  Directors  of the  Company.  Mr.
                              Sullivan  is  currently   Chairman  of  Great  Bay
                              Technology,  Inc.  From  August  1989 to  December
                              1992,  Mr.  Sullivan  was Chairman of the Board of
                              Directors  of  Consolidated  Convenience  Systems,
                              Inc., in  Springfield,  Missouri.  He has been the
                              Managing  General  Partner  of The  Bay  Group,  a
                              merger  and  acquisition  firm  in New  Hampshire,
                              since  February  1985.  Mr.  Sullivan was formerly
                              Chairman   and   Chief   Executive    Officer   of
                              Manufacturing Resources, Inc., an MRP II software company in Boston, Massachusetts, and was Chairman and CEO of Encode Technology, a "Computer-Aided
                              Manufacturing" Company, in Nashua, New Hampshire from February 1984 to August 1986. Mr. Sullivan is married to Angela M. Sullivan.

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CUSIP No. 00206X 604              Schedule 13D                Page 9 of 11 Pages
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         Name and Current         Present Principal Occupation or Employment;
         Business Address     Material Positions Held During the Past Five Years
         ----------------     --------------------------------------------------

Garrett A. Sullivan           Mr.  Sullivan,  has been  President of the Company
                              since March  1995.  He was elected to the Board of
                              Directors in August 1995. He was acting  secretary
                              of the  Company  from March 1995 to March 1996 and
                              acting Chief Financial  Officer from March 1995 to
                              February  1997.  From  1993  to  1994  he  was  an
                              Executive Vice President of  Envirobusiness,  Inc.
                              From  1988 to 1993,  he served  as  president  and
                              chief  operating  officer of two  companies in the
                              electronics  and  chemical  industries  which were
                              owned by Philips North America.  He was previously
                              a  partner  in  The  Bay   Group,   a  merger  and
                              acquisition  firm in New  Hampshire,  from 1988 to
                              1993.   From  1981  to  1988,  Mr.   Sullivan  was
                              President of Granada  Hospital Group,  Burlington,
                              Massachusetts. He earned a Bachelor of Arts degree from Boston University in 1960 and an MBA from Harvard University in 1962. Mr. Sullivan is not related to Richard J. Sullivan.

Daniel E. Penni               Mr.  Penni,  has served as a Director  since March
                              1995   and  is   Chairman   of  the   Compensation
                              Committee,  and serves on the Audit  Committees of
                              the Board of Directors of the Company. Since March
                              1998, he has been an Area Executive Vice President
                              for  Arthur  J.  Gallagher  &  Co.,  an  insurance
                              agency.   He  has   worked   in  many   sales  and
                              administrative  roles  in the  insurance  business
                              since  1969.   He  was  President  of  the  Boston
                              Insurance Center, Inc., an insurance agency, until
                              1988.  Mr. Penni was founder and  President of BIC
                              Equities,  Inc., a  broker/dealer  registered with
                              the NASD.  Mr. Penni  graduated with a Bachelor of
                              Science   degree  in  1969  from  the   School  of
                              Management at Boston College.

Angela M. Sullivan            Ms. Sullivan, has served as a Director since April
                              1996 and serves on the Compensation Committee of the Board of Directors of the Company. From 1988 to the present, Ms. Sullivan has been a partner in The Bay Group, a private merger and acquisition firm, President of Great Bay Technology, Inc., and
                              President of Spirit Saver, Inc. Ms. Sullivan earned a Bachelor of Science degree in Business
                              Administration  in 1980 from Salem State  College.
                              Ms. Sullivan is married to Richard J. Sullivan.

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CUSIP No. 00206X 604              Schedule 13D               Page 10 of 11 Pages
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         Name and Current         Present Principal Occupation or Employment;
         Business Address     Material Positions Held During the Past Five Years
         ----------------     --------------------------------------------------

Jerome C. Artigliere          Mr.  Artigliere joined a subsidiary of the Company
                              as President in January  1998,  and was  appointed
                              Vice  President of the Company in April 1998,  and
                              Treasurer in December  1999.  From 1996 to 1997 he
                              was Regional  Vice  President at General  Electric
                              Capital  Corporation in  Portsmouth,  NH. Prior to
                              that,   from  1994  to  1996  he  was  State  Vice
                              President at First  National  Bank in  Portsmouth,
                              NH,  a  commercial   bank  subsidiary  of  Peoples
                              Heritage  Bank  of  Portland,  MA.  He  earned  an
                              undergraduate  degree in  finance  from Seton Hall
                              University  in  1977,  and an MBA  from  Fairleigh
                              Dickinson   University  in  1980.  Mr.  Artigliere
                              joined a subsidiary of the Company as President in
                              January 1998,  and was appointed Vice President of
                              the  Company  in  April  1998,  and  Treasurer  in
                              December  1999.  From 1996 to 1997 he was Regional
                              Vice   President  at  General   Electric   Capital
                              Corporation in Portsmouth, NH. Prior to that, from 1994 to 1996 he was State Vice President at First
                              National Bank in Portsmouth, NH, a commercial bank subsidiary of Peoples Heritage Bank of Portland,
                              MA. He earned an undergraduate degree in finance from Seton Hall University in 1977, and an MBA from Fairleigh Dickinson University in 1980.

Michael E. Krawitz            Mr.  Krawitz  joined the Company as Assistant Vice
                              President and General  Counsel in April 1999,  and
                              was   appointed   Vice   President  and  Assistant
                              Secretary  in  December  1999.  From 1994 to April
                              1999, Mr. Krawitz was an attorney with Fried, Frank, Harris, Shriver & Jacobson in New York. Mr.
                              Krawitz earned a Bachelor of Arts degree from Cornell University in 1991 and a juris doctorate from Harvard Law School in 1994.

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CUSIP No. 00206X 604              Schedule 13D               Page 11 of 11 Pages
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         Name and Current         Present Principal Occupation or Employment;
         Business Address     Material Positions Held During the Past Five Years
         ----------------     --------------------------------------------------

David A. Loppert              Mr.  Loppert  joined the Company as Vice President
                              and Chief Financial Officer in February 1997. From
                              1996 to 1997,  he was Chief  Financial  Officer of
                              Bingo Brain,  Inc. From 1994 to 1996, he was Chief
                              Financial  Officer of both C.T.A.  America,  Inc.,
                              and Ricochet  International,  L.L.C. Prior to that
                              he was Senior Vice President, Acquisitions and Due
                              Diligence,  of Associated  Financial  Corporation.
                              Mr.  Loppert  started  his  financial  career with
                              Price Waterhouse in 1978, in  Johannesburg,  South
                              Africa,  before moving to their Los Angeles Office
                              in 1980  where he rose to the  position  of Senior
                              Manager.   He  holds  Bachelor   degrees  in  both
                              Accounting  and  Commerce,  as  well  as a  Higher
                              Diploma in Accounting, all from the University of the Witwatersrand, Johannesburg. Mr. Loppert was designated a Chartered Accountant (South Africa) in 1980.